No Act
PE 1/20/12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


12027258

DIVISION OF
CORPORATION FINANCE

February 27, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-27-12

Michael J. O'Brien
Omnicom Group Inc.
Michael.OBrien@omnicomgroup.com

Re: Omnicom Group Inc.
Incoming letter dated January 20, 2012

Dear Mr. O'Brien:

This is in response to your letters dated January 20, 2012, February 7, 2012, and February 9, 2012 concerning the shareholder proposal submitted to Omnicom by John Chevedden. We also have received letters from the proponent dated February 6, 2012, February 7, 2012, and February 8, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 27, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Omnicom Group Inc.
Incoming letter dated January 20, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to enable one or more holders of not less than one-tenth of the company's voting power (or the lowest percentage of outstanding common stock permitted by state law) to call a special meeting.

There appears to be some basis for your view that Omnicom may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Omnicom to amend Omnicom's bylaws to permit holders who hold at least 25% of the combined voting power of the company's outstanding capital stock to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Omnicom directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Omnicom omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES
Abu Dhabi, Barcelona, Beijing, Boston, Brussels, Chicago, Doha, Dubai, Frankfurt, Hamburg, Hong Kong, Houston, London, Los Angeles, Madrid, Milan, Moscow, Munich, New Jersey, New York, Orange County, Paris, Riyadh, Rome, San Diego, San Francisco, Shanghai, Silicon Valley, Singapore, Tokyo, Washington, D.C.

February 9, 2012

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal to Omnicom Group Inc. from Mr. John Chevedden**

Ladies and Gentlemen:

On behalf of Omnicom Group Inc. (the "Company"), this letter supplements the January 20, 2012 letter submitted by the Company advising the staff (the "Staff") of the Division of Corporation Finance that the Company intends to exclude the shareholder proposal and supporting statement (the "Shareholder Proposal") submitted by Mr. John Chevedden (the "Proponent") from inclusion in the Company's proxy materials for its 2012 annual meeting of shareholders (the "Proxy Materials").

This letter is to advise the Staff, as stated in the letter of January 20, that on February 8, 2012, the Board of Directors (the "Board") of the Company approved the proposal attached hereto as Exhibit A (the "Company Proposal"). The Company Proposal will appear in the Company's Proxy Materials and, if approved by a majority vote of the shareholders, will amend the Company's By-laws to provide that holders of at least 25% of the combined voting power of the Company's outstanding capital stock may call a special meeting of shareholders.

As stated in the letter of January 20, the Shareholder Proposal is a resolution proposed for adoption by the shareholders to request that the Board take the necessary actions to amend the By-laws of the Company to enable one or more shareholders holding not less than 10% of the voting power of the Company to call a special meeting of shareholders. The Company requested confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Shareholder Proposal pursuant to Rule 14a-8(i)(9) on the grounds that the Shareholder Proposal conflicts with the Company Proposal.

The Shareholder Proposal conflicts with the Company Proposal. Appearance in Proxy Materials of both the Shareholder Proposal and the Company Proposals would present shareholders with alternative and conflicting decisions and create the potential for inconsistent and ambiguous results. Therefore, the Company believes that it may exclude the Shareholder Proposal pursuant to Rule 14a-8(i)(9).

For the reasons above, the Company respectfully reiterates its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(9).

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned at (202) 637-2332 to discuss any questions you may have regarding this matter.

Very truly yours,



Brian D. Miller
of LATHAM & WATKINS LLP

Enclosures

cc: John Chevedden
Michael J. O'Brien, Omnicom Group Inc.
Joel H. Trotter, Latham & Watkins LLP

Exhibit A

Proposal of the Company Adopted by the Board of Directors on February 8, 2012

Resolution of the Board of Directors

February 8, 2012

Amendment and Restatement of By-laws

RESOLVED, that conditioned upon approval by shareholders at the Corporation's 2012 annual meeting of shareholders, the proper officers of the Corporation be authorized and instructed to take such action as is necessary to amend and restate the Corporation's By-laws in the form attached hereto as Exhibit A to provide that holders of at least 25% of the combined voting power of the Corporation's outstanding capital stock may request a special meeting of shareholders.

Exhibit A

Amendment to By-laws of Omnicom Group Inc.

To provide that holders of at least 25% of the combined voting power of Omnicom's outstanding capital stock may request a special meeting of shareholders

Article I, Section 4 of the Company's By-laws is hereby amended and restated in its entirety as follows:

SECTION 4. Special Meetings.

(a) Special meetings of shareholders may be called at any time for any purpose or purposes, by the Board of Directors or the President, and shall be called by the President or the Secretary upon the written request of a majority of the Board of Directors. A special meeting of shareholders shall be called by the Secretary upon the written request of the record holders of at least twenty-five percent (25%) of the combined voting power of outstanding capital stock of the Corporation (the "Requisite Percent"), subject to Subsection (b) of this Section 4 (a "Shareholder Requested Special Meeting"). A request shall state the purpose or purposes of the proposed meeting.

(b) In order for a Shareholder Requested Special Meeting to be called, one or more requests for a special meeting (each, a "Shareholder Special Meeting Request," and collectively, the "Shareholder Special Meeting Requests") must be signed by the Requisite Percent of record holders (or their duly authorized agents) and must be delivered to the Secretary. The Shareholder Special Meeting Request(s) shall be delivered to the Secretary at the principal executive offices of the Corporation by registered mail, return receipt requested. Each Shareholder Special Meeting Request shall (i) set forth a statement of the specific purpose(s) of the meeting and the matters proposed to be acted upon at such meeting, (ii) bear the date of signature of each such shareholder (or duly authorized agent) signing the Shareholder Special Meeting Request, (iii) set forth (A) the name and address, as they appear in the Corporation's stock ledger, of each shareholder signing such request (or on whose behalf the Shareholder Special Meeting Request is signed), (B) the class, if applicable, and the number of shares of capital stock of the Corporation that are owned of record and beneficially by each such shareholder and (C) include documentary evidence of such shareholder's record and beneficial ownership of such stock and (iv) set forth all information relating to each such shareholder as required by Article I, Section 2(i) and (ii) of these By-laws. Any requesting shareholder may revoke his, her or its request for a special meeting at any time by written revocation delivered to the Secretary at the principal executive offices of the Corporation.

(c) The Secretary shall not be required to call a special meeting of shareholders if (i) the Board of Directors calls an annual or special meeting of shareholders to be held not later than sixty (60) days after the date on which a valid Shareholder Special Meeting Request or Shareholder Special Meeting Requests have been delivered to the Secretary (the "Delivery Date"), or (ii) the Shareholder Special Meeting Request or Shareholder Special Meeting Requests (A) are received by the Secretary during the period commencing seventy-five (75) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (B) contains an identical or substantially similar item (a "Similar Item") to an item that was presented at any meeting of shareholders held within one hundred and twenty (120) days prior to the Delivery Date (and, for purposes of this clause (B) the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors), (C) relates to an item of business that is not a proper subject for action by the party requesting the special meeting under applicable law, (D) was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended, or other applicable law, or (E) does not comply with the provisions of this Section 4.

(d) Except as provided in the next sentence, any special meeting shall be held at such date and time as may be fixed by the Board of Directors in accordance with these By-laws and the New York Business Corporation Law. In the case of a Shareholder Requested Special Meeting, such meeting shall be held at such date and time as may be fixed by the Board of Directors; provided, however, that the date of any Shareholder Requested Special Meeting shall be not more than sixty (60) days after the record date for such meeting (the "Meeting Record Date"), which shall be fixed in accordance with Article VI, Section 4 of these By-laws. In fixing a date and time for any Shareholder Requested Special Meeting, the Board of Directors may consider such factors as it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for a meeting and any plan of the Board of Directors to call an annual meeting or a special meeting.

(e) Business to be transacted at a special meeting may only be brought before the meeting pursuant to the Corporation's notice of meeting. Business transacted at any Shareholder Requested Special Meeting shall be limited to the purpose(s) stated in the Shareholder Special Meeting Request(s); provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the shareholders at any Shareholder Requested Special Meeting.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Omnicom Group Inc. (OMC)
Company Hijacking of Rule 14a-8 Special Shareholder Meeting Proposal
With Blank-Check Company Proposal
John Chevedden

Ladies and Gentlemen:

This further responds to the January 20, 2012 company request to avoid this established rule 14a-8 proposal.

This is to request that the company provide the text of all the company's proposed governance document amendments related to this proposal topic before the Staff Reply Letter is issued.

Without such documentation it would impossible to determine whether the company will seemingly give shareholders the right to call a special meeting and then immediately yank away this right by making the corresponding procedures so impractical that it would be difficult to contemplate that any investor would ever be able to make use of them.

If the company makes calling a special meeting by shareholders essentially impractical, it runs the risk of misleading shareholders. And the company could in effect be asking to be rewarded for misleading shareholders while obtaining no action relief at the same time.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com>

[OMC: Rule 14a-8 Proposal, December 12, 2011, revised December 14, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal should be accomplished in the simplest manner possible. It can possibly be accomplished by adding a few enabling words to "Article I, Section 4. Special Meetings. Special meetings of shareholders may be called at any time for any purpose or purposes, by the Board of Directors, or by the President, and shall be called by the President or the Secretary upon the written request of a majority of the Board of Directors."

This proposal topic is one of several proposal topics that often win high shareholder support, such as the Simple Majority Vote proposal that won our 82%-support at our 2010 annual meeting. This 82%-support even translated into 68% of all shares outstanding. Plus the 82%-vote may have been understated because, under the guidance of the expensive law firm, Latham & Watkins, the beginning words (Adopt Simple Majority Vote) and the concluding words (Adopt Simple Majority Vote – Yes on 7) were improperly omitted.

This proposal topic won more than 60% support at CVS, Sprint and Safeway. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," and "High Concern" for our Board members. Plus annual incentive pay for our executives was subjectively based.

Seven of our 13 our directors had 14 to 25-years long-tenure (independence concern). In addition, 6 directors were age 70 to 82. All of our board's standing committees were controlled and/or chaired by long-tenured directors.

Our board was the only major corporate directorship for six of our directors. This could indicate a lack of current transferable director experience for half of our board.

Leonard Coleman, who received our highest negative votes, had responsibilities at Owens Corning leading up to its bankruptcy. Mr. Coleman was still allowed on our Executive Pay and Nomination Committees.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

LATHAM & WATKINS LLP

FIRM / AFFILIATE OFFICES
Abu Dhabi, Barcelona, Beijing, Boston, Brussels, Chicago, Doha, Dubai, Frankfurt, Hamburg, Hong Kong, Houston, London, Los Angeles, Madrid, Milan, Moscow, Munich, New Jersey, New York, Orange County, Paris, Riyadh, Rome, San Diego, San Francisco, Shanghai, Silicon Valley, Singapore, Tokyo, Washington, D.C.

February 7, 2012

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal to Omnicom Group Inc. from Mr. John Chevedden**

Ladies and Gentlemen:

On behalf of Omnicom Group Inc. (the "Company"), this letter supplements the January 20, 2012 letter previously submitted by the Company (the "No-action Request Letter") advising the staff of the Division of Corporation Finance (the "Staff") that the Company intends to exclude the shareholder proposal and supporting statement submitted by Mr. John Chevedden (the "Proponent") from the Company's proxy materials for its 2012 annual meeting of shareholders (the "Proxy Materials") and responds to the February 6, 2012 letter submitted by the Proponent to the Staff claiming that the Company had failed to forward an email copy of the Company's No-action Request Letter by email.

Pursuant to Rule 14a-8(j), the Company submitted the No-action Request Letter to the Staff on January 20, 2012, which was no later than 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission. Simultaneously, the Company sent a copy of the submission to the Proponent by FedEx, tracking number ***FISMA & OMB Memorandum M-07-16***

As shown in the tracking report attached hereto as Exhibit A and the copy of the returned FedEx envelope attached hereto as Exhibit B, FedEx attempted to deliver the letter to the Proponent at the address listed on his correspondence with the Company on three separate occasions: January 23, 2012 at 9:19 am; January 24, 2012 at 12:44 pm; and January 25, 2012 at 12:51 pm. As evidenced in Exhibit B and confirmed in conversations with representatives from FedEx, door tags were left on each occasion that would have allowed the Proponent to receive the package even if he could not be home at the next delivery time. Following the final attempted delivery, FedEx held the package at the local FedEx facility for five days to allow the Proponent to pick up the package in person. He failed to do so.

When the Proponent failed to pick up the package from the local FedEx facility, FedEx returned the package to its sender on January 30, 2012. On that day, FedEx notified the

Company that the package was being returned. Coincidentally, on that same day, the Proponent emailed the Company inquiring whether the Company had emailed a copy of its No-action Request Letter to him. A copy of the No-action Request Letter was then emailed to the Proponent at 9:20 pm PST on January 30, 2012.

As recently as December 23, 2011, the Proponent received correspondence from the Company via FedEx at the same delivery address as used for the January 20 delivery. As evidenced in Exhibit C, on that occasion the Proponent accepted delivery of the Company's notice of deficiency informing the Proponent of his failure to provide proof of beneficial ownership from the record holder of his securities. The Proponent responded to that correspondence on January 4, 2012.

The Company complied with the requirements of Rule 14a-8(j) by sending the Proponent a copy of the No-action Request Letter on January 20, 2012, simultaneous with the transmission of the No-action Request Letter to the Staff, using a means of transmittal previously accepted by the Proponent. The Proponent has since received a copy of the No-action Request Letter by email, six days prior to the Proponent's February 6 letter to the Staff. The Proponent has had and still has ample opportunity to respond to the merits of the No-action Request Letter to the extent that any response is necessary.

The Company should not be prejudiced by the Proponent's refusal to accept delivery of a FedEx package. The Staff has agreed with this position by granting an issuer's no-action request on a number of prior occasions where the Proponent refused to accept or did not receive physical delivery of a copy of a no-action request letter and was later provided the same by email. (*Ensco International plc* (avail. March 18, 2010) (granting no-action relief where the Proponent refused to accept a copy of the issuer's no-action request letter, but was later provided the same by email). *See also, AT&T Inc.* (avail. February 12, 2010); *JPMorgan Chase & Co.* (avail. February 28, 2005)).

Please contact the undersigned at (202) 637-2332 to discuss any questions you may have regarding this matter.

Very truly yours,



Brian D. Miller
of LATHAM & WATKINS LLP

Enclosures

cc: John Chevedden
Michael J. O'Brien, Omnicom Group Inc.
Joel H. Trotter, Latham & Watkins LLP

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 7, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Omnicom Group Inc. (OMC)
Company Hijacking of Rule 14a-8 Special Shareholder Meeting Proposal
John Chevedden

Ladies and Gentlemen:

This further responds to the January 20, 2012 company request to avoid this established rule 14a-8 proposal.

The company is wasting shareholder money by blaming a proponent for the company failure to timely deliver a no action request by email.

The company has prejudiced the proponent's ability to respond by forwarding its no action request to the Staff by email, while failing to forward an email copy to the proponent.

Such well-worn company tricks should have real consequences for the underclass of companies that persist in using them.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Omnicom Group Inc. (OMC)
Company Hijacking of Rule 14a-8 Special Shareholder Meeting Proposal
John Chevedden

Ladies and Gentlemen:

This responds to the January 20, 2012 company request to avoid this established rule 14a-8 proposal.

The company has prejudiced the proponent's ability to respond by forwarding its no action request to the Staff by email, while failing to forward an email copy to the proponent.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com>

Omnicom Group Inc.

Michael J O'Brien
Sr. Vice President,
General Counsel and Secretary

January 20, 2012

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal to Omnicom Group Inc. from Mr. John Chevedden**

Dear Sir or Madam:

This letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Omnicom Group Inc. (the "Company") has received a shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal") from Mr. John Chevedden (the "Proponent") for inclusion in the Company's proxy statement for its 2012 annual meeting of shareholders.

The Company hereby advises the staff of the Division of Corporation Finance (the "Staff") that it intends to exclude the Shareholder Proposal from its 2012 proxy materials. The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Shareholder Proposal pursuant to Rule 14a-8(i)(9) because it will directly conflict with one of the Company's own proposals to be submitted to shareholders at the same meeting.

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Shareholder Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's letter submitting the Proposal.

Pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its 2012 proxy materials.

The Shareholder Proposal and the Company Proposal

The Shareholder Proposal submitted for inclusion in the 2012 proxy materials is a resolution proposed for adoption by the shareholders requesting that the Board of Directors of

 437 Madison Avenue, New York, NY 10022 (212) 415-3640 Fax (212) 415-3574

the Company unilaterally take the necessary actions to amend the By-laws of the Company to enable one or more shareholders holding not less than 10% of the voting power of the Company to call a special meeting of shareholders.

The Company expects to include in the 2012 proxy materials its own proposal (the "Company Proposal") which, if approved by a majority of the votes cast at the annual meeting of shareholders, would amend the By-laws of the Company to enable one or more shareholders holding not less than 25% of the voting power of the Company to call a special meeting of shareholders.

Article I, Section 4 of the By-laws of the Company currently provides that special meetings may be called "at any time for any purpose or purposes, by the Board of Directors, or by the President, and shall be called by the President or the Secretary upon the written request of a majority of the Board of Directors." On January 20, 2012, the Governance Committee of the Company's Board of Directors adopted a resolution recommending that the full Board of Directors approve the inclusion of the Company Proposal in the Company's 2012 proxy materials. The Board of Directors is expected to approve the inclusion of the Company Proposal in the 2012 proxy materials at its meeting on February 8, 2012. The Company will promptly update the Staff upon such approval by the Board of Directors.

The Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal will directly conflict with the Company Proposal to be submitted at its 2012 annual meeting of shareholders.

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998).

The Company Proposal and the Shareholder Proposal would present alternative and conflicting decisions for shareholders because, while identical in substance, they contain different thresholds at which shareholders may call a special meeting. The appearance in the 2012 proxy materials of both the Shareholder Proposal and the Company Proposals would present the opportunity for ambiguous and conflicting results of the type that Rule 14a-8(i)(9) is designed to prevent.

The Staff has consistently concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(9) where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders. The Staff has previously concurred in the exclusion of shareholder proposals requesting amendment of company by-laws to permit holders of 10% of a company's shares to call special meetings when the company represents that it will seek shareholder approval of a by-law amendment to provide for such a right at a 40% ownership threshold. Medco Health Solutions, Inc. (January 4, 2010), International Paper Company (March 17, 2009) and EMC Corporation (February 24, 2009). The Staff has also concurred in the exclusion of shareholder proposals requesting amendment of company by-laws to permit holders of 10% of a company's shares to call special meetings when the company represents that it will seek shareholder approval of a by-law amendment to provide for such a right at a 25% ownership threshold. Becton Dickinson and Company (November 12, 2009) and H.J. Heinz Company (May 29, 2009).

Conclusion

The Shareholder Proposal and the Company Proposal directly conflict and if both were included in the 2012 proxy materials they would present different and directly conflicting decisions for shareholders on the same subject matter at the same shareholder meeting. The Staff has consistently concurred in the exclusion of similar shareholder proposals pursuant to Rule 14a-8(i)(9) where, as here, the only difference between the company proposal and the shareholder proposal is the threshold at which shareholders may call a special meeting.

Accordingly, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal based on Rule 14a-8(i)(9) because the Shareholder proposal directly conflicts with the Company Proposal.

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Joel Trotter of Latham & Watkins LLP at (202) 637-2165 to discuss any questions you may have regarding this matter.

Very truly yours,



Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary

Enclosures

cc: John Chevedden
Joel H. Trotter, Latham & Watkins LLP

Exhibit A

Shareholder Proposal

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Bruce Crawford
Chairman of the Board
Omnicom Group Inc. (OMC)
437 Madison Ave
New York NY 10022

REVISED DECEMBER 17, 2011

Dear Mr. Crawford,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,


John Chevedden


Date

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com>
Corporate Secretary
PH: 212 415-3600
FX: 212 415-3530

[OMC: Rule 14a-8 Proposal, December 12, 2011, revised December 14, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal should be accomplished in the simplest manner possible. It can possibly be accomplished by adding a few enabling words to "Article I, Section 4. Special Meetings. Special meetings of shareholders may be called at any time for any purpose or purposes, by the Board of Directors, or by the President, and shall be called by the President or the Secretary upon the written request of a majority of the Board of Directors."

This proposal topic is one of several proposal topics that often win high shareholder support, such as the Simple Majority Vote proposal that won our 82%-support at our 2010 annual meeting. This 82%-support even translated into 68% of all shares outstanding. Plus the 82%-vote may have been understated because, under the guidance of the expensive law firm, Latham & Watkins, the beginning words (Adopt Simple Majority Vote) and the concluding words (Adopt Simple Majority Vote – Yes on 7) were improperly omitted.

This proposal topic won more than 60% support at CVS, Sprint and Safeway. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," and "High Concern" for our Board members. Plus annual incentive pay for our executives was subjectively based.

Seven of our 13 our directors had 14 to 25-years long-tenure (independence concern). In addition, 6 directors were age 70 to 82. All of our board's standing committees were controlled and/or chaired by long-tenured directors.

Our board was the only major corporate directorship for six of our directors. This could indicate a lack of current transferable director experience for half of our board.

Leonard Coleman, who received our highest negative votes, had responsibilities at Owens Corning leading up to its bankruptcy. Mr. Coleman was still allowed on our Executive Pay and Nomination Committees.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***